

January 14, 2011

John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **Re: Jacobs Engineering Group, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2010**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 1, 2010</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Testing Goodwill for Possible Impairment, page 36

2. You disclose on page 37 that changes to the input used in your valuation model (including declines in your average earnings multiple) could result in an indication of

possible impairment of goodwill in the future. You also indicate that the multiples used decreased from 31 in fiscal 2008 to 14 in fiscal 2010. If you have determined that the estimated fair value of your reporting units substantially exceed the carrying value for each reporting unit, please disclose this determination. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder's equity, please provide the following disclosures for each of these reporting units in future filings:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A discussion of the uncertainty associated with the key assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

3. Your income statement reconciliation from Consolidated Results of Operations Before the Effects of the Houston Sublease and the SIVOM Judgment to U.S. GAAP for fiscal 2010 appears to a constitute full non-GAAP income statement. A similar presentation was made in your Form 8-K filed on November 16, 2010. Please show us how you will revise your future MD&A and Form 8-K disclosures to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

4. As a related matter, please revise your MD&A in future filings to discuss and analyze results of operations for fiscal 2010 on a U.S. GAAP basis only or on a U.S. GAAP basis first with a supplemental discussion for relevant material non-GAAP measures. A discussion and analysis of the results of operations solely on a non-GAAP basis could place undue prominence on the non-GAAP measures over GAAP measures. Similarly revise your presentations elsewhere throughout the filing, such as in the table on pages 7 and 10 of the Business section, as well.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

5. Please revise the investing activities section to present amounts within the net change in miscellaneous, non-current assets and changes in investments, net line items on a

gross basis. Refer to paragraphs 11-13 of ASC 230-10-45. Please also revise the financing activities section of your cash flow statement for the year ended October 2, 2009 to separately present any larger components of the other, net line item.

Note 2 – Significant Accounting Policies, page F-8

6. Please disclose your accounting policy for pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to all unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not, discuss when they are expensed and explain your basis for that alternative treatment.

7. Please disclose the types of expenses that you include in the direct cost of contracts line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose the line items where you recognize depreciation and amortization and tell us if your direct cost of contracts line item includes an allocation of depreciation and amortization. If your direct cost of contracts line item does not include an allocation of depreciation and amortization, please consider revising your description of this line item in your financial statements, MD&A and elsewhere throughout your filing to clearly indicate that fact. Please refer to SAB 11:B.

Note 7 – Pension Plans, page F-19

8. Please tell us how you considered ASC 715-20-50-4 in deciding to aggregate your disclosures about defined benefit plans outside the United States with those for the plans inside the United States.

Note 11 – Contractual Guarantees, Litigation, Investigations, and Insurance, page F-27

9. While we understand that you do not agree with the Tribunal's judgment in the SIVOM matter and have filed an appeal to the Administrative Court, we seek to better understand the facts and circumstances surrounding this litigation. In particular, we note that your suit against SIVOM was filed in 2002 and sought to recover approximately $49 million in damages. It appears that your disclosures regarding this matter have not changed substantively since it was initially reported in your Form 10-K for the year ended December 27, 2002. Prior to the third quarter of fiscal 2010, your disclosures continued to indicate that you believed you would be successful in obtaining a favorable judgment and you also believed that the client's counterclaim was without merit. In light of the significant impact this litigation had on your fiscal 2010 results of operations, please tell us the following:
   - Provide a comprehensive timeline explaining the facts and circumstances surrounding this litigation;

- How you determined that the third quarter of fiscal 2010 was the first time you had sufficient information to determine that a loss was probable and could be reasonably estimated; and
- Tell us how you believe you applied the provisions of ASC 450-20 to the disclosures in your fiscal 2009 Form 10-K despite neither providing any substantive updates about the status of the litigation nor disclosing a range of contingent losses when it appears likely that there was at least a reasonable possibility that a loss may have been incurred.

10. If it is reasonably possible that a loss may have been incurred in connection with the MnDOT matter, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. If you believe you cannot provide a range of loss, please supplementally explain why you are unable to do so. Please also tell us the amounts the plaintiffs are seeking in damages. Refer to paragraphs 3 and 4 of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief